SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    Form 11-K



[X]      Annual Report Pursuant To Section 15(d) Of
         The Securities Exchange Act of 1934
         For the fiscal year ended December 31, 2000

                                       OR

[  ]     Transition Report Pursuant To Section 15(d) Of
         The Securities Exchange Act of 1934
         For the transition period from ________ to _________


                            Commission File # 0-16093


                   (A) Full title of the plan and the address
                     of the plan, if different from that of
                             the issuer named below:


                               CONMED CORPORATION
                             Retirement Savings Plan


                    (B) Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office:


                               CONMED CORPORATION
                                310 Broad Street
                              Utica, New York 13501

                                   SIGNATURES



     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                                CONMED CORPORATION
                                                Retirement Savings Plan





                                                By: /s/ Robert D. Shallish, Jr.
                                                    ---------------------------
                                                    Robert D. Shallish, Jr.
                                                    Vice President - Finance
                                                    CONMED Corporation

Date:  June 21, 2001

                               CONMED Corporation
                             Retirement Savings Plan


                                      Index

                                                                       Page

Report of Independent Accountants ....................................   1

Financial Statements:

    Statements of Net Assets Available for
        Benefits at December 31, 2000 and 1999 .......................   2

    Statements of Changes in Net Assets Available for
        Benefits for the Year Ended December 31, 2000 and 1999 .......   3

    Notes to Financial Statements ....................................  4-8

Supplemental Schedule: *

    Schedule of Assets Held for Investment Purposes
        (Schedule H, Part IV, Item (i))at December 31, 2000 .......... 9-25

Consent of Independent Accountants....................................  26



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants



To the Participants and Administrator of CONMED Corporation Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CONMED Corporation Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Syracuse, New York
May 18, 2001

CONMED Corporation
Retirement Savings Plan

Statement of Net Assets Available for Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------

Assets                                           2000                    1999
Investments, at fair value
    Mutual Funds                             $ 39,069,598           $ 42,430,585
    Common Collective Trust                     9,538,643             12,483,530
    Common Stock                                7,673,881              6,625,548
    Fixed Income Securities                            --                 76,301
    Money Market Funds                          4,296,200              9,658,379
    Participant Loans                           1,565,365              1,550,142
                                             ------------            -----------

                                               62,143,687             72,824,485
Receivables:
    Employer contributions                          4,063                  1,384
    Accrued interest and dividends                 51,823                 19,808
                                             ------------            -----------

        Total assets                           62,199,573             72,845,677
                                             ------------            -----------

        Net Assets Available for Benefits    $ 62,199,573           $ 72,845,677
                                             ============           ============



    The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                      2000              1999
Additions to net assets attributed to:
    Investment income:
        Interest and dividends                    $  5,071,528      $  3,099,889
        Net (depreciation) appreciation in fair
     value of investments                          (12,297,391)        7,743,490
    Contributions:
        Participants                                 6,156,112        10,232,397
        Employer                                     2,400,629         2,028,982
    Transfers from merged plans                             --        50,019,898
                                                  ------------      ------------

        Total additions                              1,330,878        73,124,656
                                                  ------------      ------------

Deductions from net assets attributed to:
    Distributions to participants                   11,976,982         8,443,018
                                                  ------------      ------------

        Total deductions                            11,976,982         8,443,018
                                                  ------------      ------------

        Net (decrease) increase                    (10,646,104)       64,681,638

Net assets at beginning of year                     72,845,677         8,164,039
                                                  ------------      ------------

        Net Assets at End of Year                 $ 62,199,573      $ 72,845,677
                                                  ============      ============


    The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------



1.         Establishment and Description of Plan

           Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). Effective as of January 1, 1999, the CONMED Corporation Retirement Savings Plan, the Aspen Laboratories, Inc. Savings and Investment Plan, and the Linvatec Corporation Savings and Investment Plan, which were previously separate plans maintained by CONMED Corporation and its subsidiaries, were merged with and into the CONMED Corporation Retirement Savings Plan. The Plan is a defined contribution plan covering all full-time employees of the Company who meet the applicable age and service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

           Administration of the Plan

           The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

           Contributions

           A participant could contribute up to 16 percent of his or her annual compensation, as defined, up to a maximum of $10,000 per year on a pretax basis for 2000 and 1999. The Company matches 50 percent of each participant's contribution of up to a maximum of 6 percent of participant compensation. Forfeitures of terminated participants' non-vested accounts reduce employer contributions.

           Contributions for the 1999 plan year include approximately $4,900,000 in transfers from a plan sponsored by a business acquired by the Company.

           Participant Accounts

           Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

           Vesting

           Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant becomes vested in the remainder of his or her account upon the completion of five years of service.

           Investment Options

           A participant may direct contributions (in five percent increments) to any of eleven investment options, as described by the plan administrator:

           CONMED Stock Fund - Funds are primarily invested in the common stock of the Company.

           FAM Value Fund - Funds are primarily invested in the Fenimore Asset Management Fund.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------


1.         Establishment and Description of Plan (Continued)

           Investment Options (Continued)

               Equity Income Fund - Invests in the Fidelity Equity Income Fund. This mutual fund seeks reasonable income by investing at least 65% of its total assets in income-producing equity.

               Investment Grade Bond Fund - Invests in the Fidelity Investment Grade Bond Fund. This mutual fund seeks a high level of current income by investing in U. S. dollar denominated investment-grade bonds.

               Low-Priced Stock Fund - Invests in the Fidelity Low-Priced Stock Fund. This mutual fund seeks capital appreciation by investing mainly in low-priced common stocks ($35 or less at the time of purchase).

               Retirement Money Market Fund - Invests in the Fidelity Money Market Trust: Retirement Money Market Portfolio. This mutual fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities.

               Managed Income Portfolio Fund - Invests in the Fidelity Managed Income Portfolio. The portfolio seeks preservation of capital and a competitive level of income over time by investing in short and long-term investment contracts issued by insurance companies.

               U.S. Equity Index Fund - Invests in the Spartan U.S. Equity Index Fund. This mutual fund seeks a total return which corresponds to that of the Standard & Poor's 500 Index by attempting to duplicate the composition and total return of the S&P 500.

               Puritan Fund - Invests in the Fidelity Puritan Fund. The Fund seeks income and capital growth consistent with reasonable risk by investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities.

               Aggressive Growth Fund - Invests in the Fidelity Aggressive Growth Fund. The Fund seeks capital appreciation by investing primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earnings or revenue growth.

               Diversified International Fund - Invests in the Fidelity Diversified International Fund. This Fund seeks capital growth by normally investing at least 65% of total assets in foreign securities.

           Loans

           A participant may obtain a loan between $500 and $50,000, limited to fifty percent of his or her vested account balance. Each loan bears interest at prime plus 1% and is secured by a lien on the borrowing participant's plan account. Repayment is required over a period not to exceed five years or up to 15 years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the eleven investment options consistent with the participant's contribution investment election.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------


1.         Establishment and Description of Plan (Continued)

           Payment of Benefits

           Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason other than those previously mentioned. Benefits are payable in accordance with Plan provisions.

           Inactive Accounts

           As of December 31, 2000 and 1999 plan assets included approximately $4,325,000 and $6,965,000, respectively, in amounts allocated to accounts of persons who have withdrawn from the Plan, due to termination, retirement or disability, but for which disbursement of funds has not occurred.

           Plan Termination

           While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


2.         Significant Accounting Policies

           Basis of Accounting

           The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

           Valuation of Investments

           Investments are stated at fair value. The Company stock is valued at its quoted market price. Mutual fund investments are valued at the net asset value, representing the value at which shares of the fund may be purchased or redeemed. Investments in common collective trust funds are valued at the net asset value of shares held by the trust as determined by the investment manager.

           Interest income is recorded on the accrual basis and dividends are recorded as of the ex-dividend date.

           Contributions

           Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings.

           Administrative Expenses

           All administrative expenses, including accounting, legal and trustee fees are paid by the Company.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------


2.         Significant Accounting Policies (Continued)

           Use of Estimates

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

           Risks and Uncertainties

           The Plan provides for various investment options in any combination of eleven funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


3.         Income Tax Status

           The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated June 20, 1995, from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and to operate as designed.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------


4.         Investments

           Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") is the trustee of the Plan. As trustee, Fidelity holds the Plan's investment assets and executes investment transactions.

           Investments representing 5% or more of the net assets available for plan benefits at December 31, 2000 consist of the following: Current Units Value

           Fidelity Equity Income Fund                 111,060      $ 5,933,949
           Fidelity Aggressive Growth Fund             432,931       15,659,118
           Fidelity Retirement Money Market Fund     4,202,140        4,202,140
           Fidelity Managed Income Portfolio         9,538,643        9,538,643
           Spartan U.S. Equity Index Fund              184,161        8,620,575
           Fidelity Investment Grade Bond Fund         439,924        3,149,856

           Net depreciation in the fair value of investments for the year ended December 31, 2000 was as follows:

           Mutual funds                          $ (9,760,736)
           Common stocks                           (2,536,655)
                                               ---------------
                                                 $(12,297,391)


5.         Transactions with Parties-in-Interest

           As of December 31, 2000 and 1999, the Plan held certain securities issued by the Company as follows:

                               December 31, 2000          December 31, 1999
                               -----------------          -----------------
                              Number         Fair        Number          Fair
                             of Shares       Value      of Shares        Value

           CONMED Corp.
              Common Stock     87,747    $ 1,502,667     73,875      $ 1,911,516

CONMED Corporation  Schedule I
Retirement Savings Plan

Schedule of Assets Held for Investment Purposes
December 31, 2000
--------------------------------------------------------------------------------


                                                                       Fair
Identity of Issue/Description of Investment            Units          Value

Mutual Funds:
    FAM Value Fund                                    19,644       $   642,347
    Fidelity Puritan Fund                             90,981         1,713,166
    Fidelity Equity Income Fund                      111,060         5,933,949
    Fidelity Investment Grade Bond Fund              439,924         3,149,856
    Fidelity Low-Priced Stock Fund                    81,515         1,884,622
    Fidelity Aggressive Growth Fund                  432,931        15,659,118
    Fidelity Diversified International Fund           66,817         1,465,965
    Spartan U.S. Equity Index Fund                   184,161         8,620,575
                                                                   -----------
                                                                    39,069,598
Collective Trust:
    Fidelity Managed Income Portfolio              9,538,643         9,538,643

Common Stock:
    CONMED Corporation  **                            87,747         1,502,667
    Held in Brokerage Link Account *                       *         6,171,214
                                                                   -----------
                                                                     7,673,881
Money Market Funds:
    Fidelity Retirement Money Market Fund          4,202,140         4,202,140
    Interest Bearing Cash Accounts                    94,060            94,060
                                                                   -----------
                                                                     4,296,200
Participant Loans:
    Various interests and maturities                                 1,565,365
                                                                   -----------
                                                                   $62,143,687
                                                                   ===========

* See pages 10-25 for detail of common stocks held in the brokerage link account.
**  Denotes party-in-interest

--------------------------------------------------------------------------------
                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                  Shares           Fair Value
--------------------                  ------           ----------

Cash                                     0                 44-

ACE LTD                                200               8,487

APEX SILVER MINES LTD                  200               1,675

CHINA COM CORPORATION                  200                 900

XCELERA COM INC                        100                 368

TRANSOCEAN SEDCO FORFX                  19                 874

FLEXTRONICS INTL LTD                   232               6,612

PACIFIC INTERNET LTD                   100                 240

PACIFIC CENTURN CYBERWORKS             500                 323

ADC TELECOMMUNICATIONS INC             200               3,625

AT & T CORP                             54                 931

ACCLAIM ENTMT INC                    2,940               1,011

ADVANCED MICRO DEVICES INC             160               2,210

AGILENT TECH INC                       276              15,111

ALBANY MOLECULAR RESH INC              200              12,325

AMAZON.COM INC                          25                 389

AMERICA ONLINE INC                     676              23,524

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                  Shares       Fair Value
--------------------                  ------       ----------


AMERICAN CENTY TRGT MATS                180          11,841

AMERICAN CENTY TRGT MATS              1,030          39,567

AMERICAN COMMUNICATIONS             101,500           9,744

AMERICAN EXPRESS CO                     150           8,240

AMERICAN INTL GROUP INC                 250          24,640

AMERINDO FDS INC                        247           2,888

AMGEN INC                               100           6,393

AMPLIDYNE INC                            75              89

AMYLIN PHARMACEUTICALS INC              100             787

ANTS SOFTWARE                           169             448

APPLEBEES INTL INC                      200           6,287

APPLIED INNOVATION INC                3,800          32,539

APPLIED DIGITAL SOLUTIONS INC           699             480

APPLIED MATERIALS INC                    10             381

ARIBA INC                                25           1,340

ARTISAN INTL FUND                       985          21,573

ASK JEEVES INC                           50             121

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                  Shares         Fair Value
--------------------                  ------         ----------


AT HOME CORP                             41             226

ATMEL CORP                            1,000          11,625

AVAYA INC                                71             732

BALLARD PWR SYS INC                      87           5,494

BANK ONE CORP                             5             183

BED BATH & BEYOND INC                   800          17,900

BERKSHIRE FOCUS FUND                    103           3,446

BERKSHIRE TECHNOLOGY                    996           8,018

BEYOND COM CORP                       1,300             202

BIOMIRA INC                             150             806

BLUE WAVE SYS INC                       200             862

BRISTOL MYERS SQUIBB CO              17,228       1,273,803

BROADBAND HOLDER TR                     100           4,556

BROADCOM CORP                            20           1,680

BROADVISION INC                       1,045          12,344

CMG INFORMATION SVCS INC              1,650           9,230

CALYPTE BIOMEDICAL CORP               3,500           3,664

CARDINAL HEALTH INC                     100           9,962

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                         Shares     Fair Value
--------------------                         ------     ----------


Catalina Marketing Corp                       150          5,840

Centura Software Corp                          50             39

Ciena Corp                                     50          4,062

Cisco Sys Inc                               5,468        209,151

CitIGroup Inc                                 341         17,412

Clear Net Inc                               3,315          4,353

Coca-Cola Bottling Co Consolidated             58          2,197

Commerce One Inc                            1,453         36,780

Corning Inc                                   960         50,700

Covad Communications Group I                  500            828

Credence Sys Corp                             150          3,450

Cryo-cell intl inc                            725          1,677

DATARAM CORP                                  200          2,325

DELL COMPUTER CORP                             10            174

DIAMOND OFFSHORE DRILLING INC                 300         12,000

DICOM IMAGING SYS INC                         800            225

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                     Shares        Fair Value


DIGITAL LIGHTWAVE INC                      600           19,013

WALT DISNEY COMPANY                        100            2,894

DOUBLECLICK                                158            1,738

DOVER DOWNS ENTMT INC                      100            1,119

DREYFUS EMERGING LEADERS FUND              530           20,993

E M C CORP MASS                            100            6,650

ELAN PLC ADR                               300           14,044

ELANTEC SEMICONDUCTOR INC                   50            1,388

EMACHINES INC                            1,150              431

ENGINEERING MEASUREMENTS CO                330            2,310

ENRON CORP                                 300           24,938

ETOYS INC                                  200               38

EXTREME NETWORKS INC                       118            4,617

FAIRFIELD CMNTYS INC                       200            2,813

F5 NETWORKS INC                            250            2,375

FIDELITY JAPAN FUND                        170            2,341

FIDELITY CASH RESERVES               1,328,443        1,328,443

FIDELITY FINL TR CONV SECS FD            1,172           24,364

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                      Shares        Fair Value
--------------------                      ------        ----------

FIDELITY FREEDOM 2020 FUND                   315         4,584

FIDELITY GROWTH COMPANY FUND                  99         7,038

FIDELITY AGGRESSIVE GROWTH FUND              387        14,012

FIDELITY BLUE CHIP GROWTH FUND                80         4,130

FIDELITY DIVIDEND GROWTH FUND                816        24,443

FIDELITY SELECT TECHNOLOGY                   458        40,654

FIDELITY SELECT NAT GAS FUND                 955        23,218

FIDELITY SELECT ENERGY SERVICES              143         5,347

FIDELITY SELECT BIOTECHNOLOGY FUND           382        33,130

FIDELITY SELECT BRKG & INVEST FUND           438        23,294

1ST MIRACLE GROUP INC                     68,000           340

FORD MTR CO                                1,000        23,438

FOTOBALL USA INC                             100           113

FOUNDRY NETWORKS                             300         4,500

FUSION MED TECHNOLOGIES INC                1,500         6,000

GEMSTAR-TV GUIDE INTL INC                    300        13,838

GENENTECH INC                                400        32,600

GENERAL ELECTRIC CO                        1,732        83,044

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                    Shares        Fair Value
--------------------                    ------        ----------


GENOME THERAPEUTICS CORP                   100           697

GENUITY INC                                100           506

GENZYME CORP                                60           551

GENZYME CORP                               335         2,910

GLOBALNET FINCL.COM RTS                    500           750

GUCCI GROUP N V                             66         5,841

HANDSPRING INC                             100         3,894

HARBOR FD CAP APPRECIATION FD            1,018        36,215

HARLEY DAVIDSON INC                      1,200        47,700

HARMONIC LIGHTWAVES INC                     75           427

HARRIS ASSOC OAKMARK SELECT FUND         2,636        57,059

HARVARD SCIENTIFIC CORP                  3,800           494

HEWLETT PACKARD CO                         800        25,250

HIGH SPEED NET SOLUTIONS INC                50            80

HOME DEPOT INC                             240        10,965

HONEYWELL INTL INC                         200         9,463

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                   Shares        Fair Value
--------------------                   ------        ----------


HYDROGIENE CORP                         9,250            194

IPS FDS MILLENNIUM FD                     101          5,237

IMAGEX COM INC                             20             21

IMMUNEX CORP                              500         20,313

INKTOMI CORP                              400          7,150

INTEGRA LIFESCIENCES CORP                  46            627

INTEL CORP                              5,139        154,500

INTERIORS INC  CL A                     5,000            400

INTERNATIONAL BUSINESS MACH             1,206        102,483

INTERNATIONAL SPEEDWAY CORP               100          3,800

INTERNET CAPITAL GROUP INC                379          1,244

INTUIT                                    200          7,888

INVESCO TELECOMM #39 N/C                  360         13,058

ISLE OF CAPRIS CASINO                   1,250         13,281

I2 TECHNOLOGIES INC                       100          5,438

IVAX CORP                                  25            958

JDS UNIPHASE CORP                         451         18,801

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                     Shares        Fair Value
--------------------                     ------        ----------


JABIL CIRCUIT INC                         4,837        122,739

JANUS STRATEGIC VALUE FUND                4,669         49,114

JANUS OLYMPUS FUND                           93          3,814

JOHNSON & JOHNSON                           550         57,785

JUNIPER NETWORKS INC                         12          1,513

LL KNICKERBOCKER INC                     50,000          2,650

KROGER CO                                   200          5,413

LSI LOGIC CORPORATION                       265          4,529

LATTICE SEMICONDUCTOR CORP                  344          6,321

LEAR CORP                                   200          4,963

LEVEL3 COMMUNICATIONS INC                   200          6,563

LILLY ELI & CO                               40          3,723

LOCH HARRIS INC                           2,300            145

LOOMIS SAYLES BOND FUND                   2,282         25,237

LUCENT TECHNOLOGIES INC                   1,235         16,673

MRV COMMUNICATIONS INC                      100          1,338

MANAGERS FDS BOND FD                      1,181         25,680

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                     Shares        Fair Value


MARIMBA INC                                 100           450

MATTEL INC                                  100         1,444

MECHANICAL TECHNOLOGY INC                   300         1,050

MEDIMMUNE INC                               100         4,769

MEDTRONIC INC                               650        39,244

MERCK & CO INC                              700        65,538

MERRILL LYNCH & CO INC                   25,000        23,569

METRICOM INC                                300         3,019

METROCALL INC                             1,500           704

MICROSOFT CORP                              526        22,815

MILLNNIUM CELL INC                          100         1,025

MINNESOTA MNG & MFT CO                        3           362

MIRAVANT MED TECHNOLOGIES                   952         8,836

MONTGOMERY US FDS II GLBL LS CL R           666        10,180

MOTOROLA INC                              1,710        34,628

MUTUALFIRST FINL INC                      1,000        14,750

NABI                                      1,000         4,625

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                 Shares        Fair Value
--------------------                 ------        ----------


NQL INC                               1,000           563

NABORS INDS INC                         100         5,915

NANOPHASE TECHNOLOGIES CORP              10           110

NASDAQ 100 TR UNIT SER 1                188        10,975

NEOFORMA COM INC                        400           325

NETGATEWAY INC                        4,000           624

NEW PLAN EXCEL RLTY TR INC              300         3,938

NEXELL THERAPEUTICS INC                  50           152

NOKIA CORP SPONSORED ADR              1,352        58,812

NORTEL NETWORKS CORP                    402        12,889

NOVELL INC                               50           261

WHITE OAK GROWTH STOCKFUND               14           870

RED OAK TECH SELECT FND                 799        17,408

ONYX PHARMACEUTICALS INC                 60           893

OPENWAVE SYS INC                        100         4,794

ORACLE SYS CORP                       2,010        58,417

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                         Shares        Fair Value
--------------------                         ------        ----------

ORATEC INTERVENTIONS INC                      1,000          5,125

ORGINAL MEDIA                                23,000            184

P-COM INC                                       238            729

PLX TECHNOLOGY INC                              100            831

PMC-SIERRA INC                                  200         15,725

PALM INC                                          7            198

PARADYN CORP                                    300            544

PARAMETRIC TECHNOLOGY CORP                      100          1,344

PEPSICO INC                                     102          5,055

PETROLEUM GEO SVCS A/S SPONSORED ADR            500          6,657

PFIZER INC                                    4,850        223,100

PHARMACEUTICAL HOLDERS TR
DEPOSITARY RCPT                                 300         34,275

PHILIP MORRIS COS INC                            35          1,540

PLANTRONICS INC                                 175          8,225

PRICELINE COM INC                                50             66

PRIMUS TELECOMM GROUP INC                         5             12

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description          Shares        Fair Value
--------------------          ------        ----------


PUMA TECHNOLOGY INC            5,850        24,313

QLOGIC CORP                      790        60,830

QUALCOMM INC                   1,094        89,914

RAMBUS INC                       790        28,539

RAYTHEON CO  CL B                100         3,106

RAZORFISH INC CL A             1,770         2,876

REALNETWORKS INC                 100           869

RED HAT INC                      750         4,688

RITE AID CORP                  2,000         4,750

SAP AG  ADR                      100         3,369

SCHLUMBERGER LTD                 100         7,994

SCHWAB CHARLES CORP              850        24,119

SELECTED AMERN SHS INC         1,264        44,647

SEMTECH CORP                     200         4,413

SEVEN SEAS PETE INC              900         1,238

SHOWCASE CORP                    100           706

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                        Shares        Fair Value
--------------------                        ------        ----------


SILICON VY RESH INC                          2,000            250

SIRIUS SATELLITE RADIO INC                     154          4,610

SPRINT CORP                                     25            508

STRONG EQUITY FDS INC ENTERPRISE FD            646         18,333

SUN MICROSYSTEMS INC                         2,121         59,123

SUNBEAM-OSTER INC                              320            100

SUPERCONDUCTOR TECHNOLOGIES                     90            326

SYCAMORE NETWORKS INC                          200          7,450

SYMANTEC CORP                                1,000         33,375

SYSCO CORP                                     200          6,000

TANISYS TECHNOLOGY INC                         625            332

TELAXIS COMMUNICATIONS CORP                    150            272

TELIGENT INC CL A                               50             97

TEXACO INC                                     100          6,213

TEXAS INSTRUMENTS INC                        2,335        110,621

3DFX INTERACTIVE INC                           200             50

3COM CORP                                    1,145          9,733

TIME WARNER INC                                 50          2,612

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                     Shares        Fair Value
--------------------                     ------        ----------


TOO INC                                      30           375

TRACK DATA CORP                           1,667         1,199

TRANSWITCH CORP                              45         1,761

TRICON GLOBAL RESTAURANTS                   150         4,950

TURNER MIDCAP FUND                        1,142        34,946

TYCO INTL LTD                               340        18,870

UNITED PARCEL SVC INC CL B                  120         7,050

UNIVISION COMMUNICATIONS INC CL A           300        12,281

VAN WAGONER POST VENTURE FUND               444        11,769

VERIZON COMMUNICATIONS                      250        12,531

VERTEL CORP                                  25            59

VERTICAL COMPUTER SYS INC                 2,760           138

VIROPHARMA INC                               27           391

WAL MART STORES INC                       1,050        55,781

WAVE SYSTEMS CORP CL A                      139           626

WELLS FARGO & CO                            200        11,138

                               CONMED Corporation
                             Retirement Savings Plan
                 Schedule of Assets Held for Investment Purposes
                             Brokerage Link Account
                                December 31, 2000



Security Description                   Shares        Fair Value


WESTLL TECHNOLOGIES INC CL A               75              230

WIND RIV SYS INC                          100            3,413

WORLDCOM INC GA                         3,120           43,877

YAHOO INC                                 113            3,397
                                                     ---------



  TOTAL ACCOUNT MARKET VALUE                         6,171,214
                                                     =========

                                     EXHIBIT

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-23514, 33-40455, 33-49422, 33,49526, 33-58119,
33-87746, 333-48693, and 333-74497) of CONMED Corporation of our report dated May 18, 2001 relating to the financial statements of CONMED Corporation Retirement Savings Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP

Syracuse, NY
June 21, 2001